Exhibit 99.1

21Vianet Group, Inc. Announces Change in Leadership Team

BEIJING, April 12, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that Mr. Steve Zhang, its Co-Chief Executive Officer (CEO), has decided to resign as Co-CEO and director due to personal reasons, effective on June 30, 2018. Mr. Zhang has served as the Company’s CEO since October 2015 and he will continue to serve as an advisor to the Company following the resignation. Mr. Shiqi Wang will continue to serve as the CEO of the Company.

Mr. Josh Chen, Executive Chairman of the Company, stated: “I would like to thank Steve for his contributions, efforts and dedication over the past few years, in particular, his outstanding leadership when facing challenges.”

Mr. Shiqi Wang, Chief Executive Officer of the Company, stated: “I am grateful for Steve’s contributions in the past. He has laid a solid foundation for 21Vianet’s future development. We admire him for his leadership and dedication, and we wish him nothing but the best in the future.”

Mr. Steve Zhang, stated: “I would like to thank all my colleagues at 21Vianet, in particular, Josh for his trust and support over the past two and a half years. I am delighted that 21Vianet is well prepared for healthy and rapid developments going forward. Meanwhile, I am fully confident with Shiqi’s and the management team’s abilities to lead 21Vianet to a prosperous future.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com